

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 27, 2017

Vin Thomas
Chief Legal Officer
CURO Group Holdings Corp.
3527 North Ridge Road
Wichita, KS 67205

> **Re:** **CURO Group Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed October 24, 2017**
> **File No. 333-221081**

Dear Mr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Relating to the Regulation of Our Industry

The CFPB promulgated new rules applicable to our loans…, page 18

1. We note the new disclosure on the potential negative impact of CFPB's new rules on the company. To help investors better assess this impact, please explain in the filing the extent to which "the CFPB Rule will significantly reduce the permitted borrowings by individual consumers" and elaborate, to the extent possible, the impact such reduced borrowings will have on your revenues. Please revise the risk factor to discuss the impact the CFPB rule may have on your operations to explain how, if at all, the company might operate under the new rules.

Notes to Consolidated Financial Statements, page F-6

Note 1 – Summary of Significant Accounting Policies and Nature of Operations, page F-6

Credit Service Organization, page F-9

2.   We note your response to comment 2. Please address the following:

- You state that the initial measurement of the guarantee liability is recorded at fair value and is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, your historical loan default history for similar loans, industry loan default history, and historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic condition. Please explain to us in greater detail, how you concluded that this measurement reflects the fair value that would be paid to transfer the guarantee liability (exit price). Refer to ASC 820-10-30-2.

- You state the changes in the fair value of the guarantee liability are recognized through the provision for losses. Please tell us and revise your disclosures to clarify your basis for the subsequent measurement of your guarantee liability at fair value, including recognition of changes in the fair value over the term of the guarantee. Refer to ASC 460-10-35-2.

3.   We note your response to comment 3 and are still evaluating your SAB 99 analysis for the recognition of the CSO guarantee.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller, Staff Accountant, at 202-551-3368 or Gus Rodriquez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or Erin Martin at 202-551-3391 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Cristopher Greer, Esq.